                            Consumers Gas Group
                   Management's Discussion and Analysis


This MD&A should be read along with the MD&A and other parts of the 1996 Form 10-K of CMS Energy included and incorporated by reference herein. CMS Energy has issued shares of Class G Common Stock. This class of common stock reflects the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage (collectively, Consumers Gas Group). For further information regarding the businesses of CMS Energy, including the nature and issuance of Class G Common Stock, see the MD&A of CMS Energy's Form 10-Q for the quarter ended September 30, 1997.


Earnings

                                                          In Millions
September 30                            1997         1996      Change

Three months ended                      $ (7)        $ (9)       $  2
Nine months ended                         37           44          (7)
Twelve months ended                       52           62         (10)

The increase in earnings for the three months ended September 30, 1997 compared to the same 1996 period reflects reduced operation and maintenance expenses and the August 1997 recognition of interest income related to a property sale. Earnings decreased in both the nine month and twelve month periods ended September 30, 1997 as a result of decreased gas deliveries due to warmer temperatures during the first quarter of 1997 and an extra day for leap year in 1996. In addition, the earnings comparisons for the nine and twelve month periods ended September 30, 1997 reflect higher depreciation and general taxes, partially offset by lower operation and maintenance expenses.


Cash Position, Investing and Financing

Operating Activities: Consumers Gas Group's cash requirements are met by its operating and financing activities. Consumers Gas Group's cash from operations is derived mainly from Consumers' sale and transportation of natural gas. Cash from operations for the first nine months of 1997 and 1996 totaled $122 million and $79 million, respectively. The $43 million increase primarily reflects changes in the timing of cash receipts and payments related to Consumers Gas Group's operations. Consumers Gas Group uses its operating cash mainly to maintain and expand its gas utility transmission and distribution systems and to retire portions of its long-term debt and pay dividends.

Investing Activities: Cash used in investing activities for the first nine months of 1997 and 1996 totaled $87 million and $100 million, respectively. The $13 million decrease in cash used primarily reflects a decrease in capital expenditures.

Financing Activities: Cash used in financing activities during the first nine months of 1997 totaled $31 million; and cash provided by financing activities during the first nine months of 1996 totaled $38 million. The $69 million increase in cash used primarily reflects an increase in the retirement of bonds, other long-term debt, preferred stock and the repayment of bank loans in 1997 compared to 1996.

Other Investing and Financing Matters: Consumers has an agreement permitting the sale of certain accounts receivable for up to $500 million. At September 30, 1997, receivables sold totaled $250 million. Consumers Gas Group's attributed portion of these receivables sold totaled $36 million.

For further information, see Cash Position, Investing and Financing in CMS Energy's MD&A.


Results of Operations

For a discussion of results of operations, see Consumers Gas Group Results of Operations in CMS Energy's MD&A.


Gas Issues

For a discussion of Gas Rate Proceedings, GCR Matters and Gas
Environmental Matters, see Consumers Gas Group Issues in CMS Energy's
MD&A.


Forward-Looking Information

For cautionary statements relating to Consumers Gas Group's forward-looking information, see Forward-Looking Information in CMS Energy's MD&A.

Capital Expenditures: CMS Energy estimates the following capital expenditures for Consumers Gas Group, including new lease commitments, over the next three years. These estimates are prepared for planning purposes and are subject to revision.


In Millions
Years Ended December 31                       1997      1998      1999

Gas utility (a)                               $117      $117      $112
Michigan Gas Storage                             3         3         3
                                              ----      ----      ----
                                              $120      $120      $115
                                              ====      ====      ====

(a) Includes a portion of anticipated capital expenditures common to Consumers' gas and electric utility businesses.

Consumers Gas Group expects that cash from operations and the ability to access debt markets will provide necessary working capital and liquidity to fund future capital expenditures, required debt payments, and other cash needs in the foreseeable future. For further information regarding forward-looking information, see the Consumers Gas Group Outlook discussion in CMS Energy's MD&A.

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


                                                  Consumers Gas Group
                                                 Statements of Income
                                                      (Unaudited)


                                                  Three Months Ended      Nine Months Ended    Twelve Months Ended
September 30                                       1997         1996      1997         1996      1997         1996
                                                                             In Millions, Except Per Share Amounts

Operating Revenue                                $  110       $  123    $  828       $  880    $1,230       $1,274
                                                 ------       ------    ------       ------    ------       ------
Operating Expenses
  Operation
    Cost of gas sold                                 39           51       472          504       718          742
    Other                                            47           47       128          135       186          194
                                                     86           98       600          639       904          936
  Maintenance                                         9            9        24           27        37           39
  Depreciation, depletion
   and amortization                                   9            9        64           60        91           86
  General taxes                                       7            7        40           38        56           55
                                                 ------       ------    ------       ------    ------       ------
                                                    111          123       728          764     1,088        1,116
                                                 ------       ------    ------       ------    ------       ------
Pretax Operating Income (Loss)                       (1)           -       100          116       142          158
                                                 ------       ------    ------       ------    ------       ------
Other Income (Deductions)                             1            -         -           (2)       (4)          (2)
                                                 ------       ------    ------       ------    ------       ------
Fixed Charges
  Interest on long-term debt                          7            7        21           22        29           29
  Other interest                                      3            3         9            8        13           11
  Capitalized interest                                -            -         -            -        (1)           -
  Preferred stock dividends                           1            2         4            5         5            6
                                                 ------       ------    ------       ------    ------       ------
                                                     11           12        34           35        46           46
                                                 ------       ------    ------       ------    ------       ------
Income (Loss) Before Income Taxes                   (11)         (12)       66           79        92          110

Income Taxes                                         (4)          (3)       29           35        40           48
                                                 ------       ------    ------       ------    ------       ------
Net Income (Loss)                                $   (7)      $   (9)   $   37       $   44    $   52       $   62
                                                 ======       ======    ======       ======    ======       ======
Net Income (Loss) Attributable
 to CMS Energy
 Shareholders through
  Retained Interest                              $   (5)      $   (6)   $   28       $   34    $   39       $   48

Net Income (Loss) Attributable to
 Class G Shareholders                            $   (2)      $   (3)   $    9       $   10    $   13       $   14

Average Class G Common
 Shares Outstanding                                   8            8         8            8         8            8

Earnings (Loss) Per Average Class G
 Common Share                                    $ (.21)      $ (.28)   $ 1.13       $ 1.38    $ 1.57       $ 1.92

Dividend Declared Per Class G
 Common Share                                    $  .31       $ .295    $  .90       $ .855    $1.195       $1.135
                                                 ======       ======    ======       ======    ======       ======


The accompanying condensed notes are an integral part of these statements.

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


                                                  Consumers Gas Group
                                               Statements of Cash Flows
                                                      (Unaudited)


                                                                   Nine Months Ended        Twelve Months Ended
September 30                                                        1997        1996           1997        1996
                                                                                                    In Millions
Cash Flows from Operating Activities
  Net income                                                      $   37      $   44         $   52      $   62
    Adjustments to reconcile net income to net cash
      provided by operating activities
        Depreciation, depletion and amortization                      64          60             91          86
        Capital lease and other amortization                           3           3              4           5
        Deferred income taxes and investment tax credit                7          10             10           4
        Other                                                         (1)          1              -           1
        Changes in other assets and liabilities                       12         (39)            27          36
                                                                  ------      ------         ------      ------
          Net cash provided by operating activities                  122          79            184         194
                                                                  ------      ------         ------      ------
Cash Flows from Investing Activities
  Capital expenditures (excludes assets
   placed under capital lease)                                       (79)        (94)          (122)       (141)
  Cost to retire property, net                                        (6)         (7)            (8)        (11)
  Other                                                               (2)          1             (2)          2
                                                                  ------      ------         ------      ------
          Net cash used in investing activities                      (87)       (100)          (132)       (150)
                                                                  ------      ------         ------      ------
Cash Flows from Financing Activities
  Increase (decrease) in notes payable, net                           40          48              1          (5)
  Proceeds from long-term note                                        25          22             25          22
  Issuance of common stock                                             4           3              6           4
  Retirement of bonds and other long-term debt                       (33)         (8)           (33)        (14)
  Payment of common stock dividends                                  (29)        (27)           (39)        (36)
  Retirement of preferred stock                                      (26)          -            (26)          -
  Repayment of bank loans                                             (7)          -             (7)          -
  Payment of capital lease obligations                                (3)         (3)            (4)         (6)
  Repayment of long-term note                                         (2)          -             (2)          -
  Proceeds from bank loans                                             -           -             23           -
  Contribution from CMS Energy stockholders                            -           3              -          12
                                                                  ------      ------         ------      ------
          Net cash provided by (used in) financing activities        (31)         38            (56)        (23)
                                                                  ------      ------         ------      ------
Net Increase (Decrease) in Cash and Temporary Cash Investments         4          17             (4)         21

Cash and Temporary Cash Investments, Beginning of Period              15           6             23           2
                                                                  ------      ------         ------      ------
Cash and Temporary Cash Investments, End of Period                $   19      $   23         $   19      $   23
                                                                  ======      ======         ======      ======


The accompanying condensed notes are an integral part of these statements.

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


                                                  Consumers Gas Group
                                                    Balance Sheets


ASSETS                                                            September 30                     September 30
                                                                          1997      December 31            1996
                                                                    (Unaudited)            1996      (Unaudited)
                                                                                                    In Millions
Plant and Property (At Cost)
  Plant and property                                                    $2,292           $2,203          $2,268
  Less accumulated depreciation, depletion and amortization              1,209            1,133           1,232
                                                                        ------           ------          ------
                                                                         1,083            1,070           1,036
  Construction work-in-progress                                             28               46              53
                                                                        ------           ------          ------
                                                                         1,111            1,116           1,089
                                                                        ------           ------          ------

Current Assets
  Cash and temporary cash investments at cost, which approximates market    19               15              23
  Accounts receivable and accrued revenue, less allowances
    of $2, $4 and $1, respectively (Note 4)                                 33               97              39
  Inventories at average cost
    Gas in underground storage                                             253              186             250
    Materials and supplies                                                   8                8               9
  Deferred income taxes                                                      4                4               7
  Trunkline settlement                                                       -               25              30
  Prepayments and other                                                     20               49              22
                                                                        ------           ------          ------
                                                                           337              384             380
                                                                        ------           ------          ------

Non-current Assets
  Postretirement benefits                                                  145              153             156
  Deferred income taxes                                                     12               11              14
  Other                                                                     60               59              60
                                                                        ------           ------          ------
                                                                           217              223             230
                                                                        ------           ------          ------
Total Assets                                                            $1,665           $1,723          $1,699
                                                                        ======           ======          ======

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






STOCKHOLDERS' INVESTMENT AND LIABILITIES                          September 30                     September 30
                                                                          1997      December 31            1996
                                                                    (Unaudited)            1996      (Unaudited)
                                                                                                    In Millions
Capitalization
  Common stockholders' equity                                           $  382           $  370          $  363
  Preferred stock                                                           52               78              78
  Long-term debt                                                           351              446             423
  Non-current portion of capital leases                                     16               17              18
                                                                        ------           ------          ------
                                                                           801              911             882
                                                                        ------           ------          ------
Current Liabilities
  Current portion of long-term debt and capital leases                     100               24              24
  Notes payable                                                            154              114             153
  Accounts payable                                                          94               85              69
  Accrued taxes                                                             30               61              27
  Accrued refunds                                                            5                7              22
  Accrued interest                                                           3                7               6
  Trunkline settlement                                                       -               25              30
  Other                                                                     41               52              44
                                                                        ------           ------          ------
                                                                           427              375             375
                                                                        ------           ------          ------
Non-current Liabilities
  Postretirement benefits                                                  170              171             174
  Regulatory liabilities for income taxes, net                             178              169             171
  Deferred investment tax credit                                            26               27              27
  Other                                                                     63               70              70
                                                                        ------           ------          ------
                                                                           437              437             442
                                                                        ------           ------          ------

Commitments and Contingencies (Notes 3 and 5)

Total Stockholders' Investment and Liabilities                          $1,665           $1,723          $1,699
                                                                        ======           ======          ======


The accompanying condensed notes are an integral part of these statements.

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


                                                  Consumers Gas Group
                                       Statements of Common Stockholders' Equity
                                                      (Unaudited)


                                                Three Months Ended      Nine Months Ended   Twelve Months Ended
September 30                                     1997         1996      1997         1996      1997        1996
                                                                                                    In Millions
Common Stock
  At beginning and end of period                 $184         $184      $184         $184      $184        $184
                                                 ----         ----      ----         ----      ----        ----
Other Paid-in Capital
  At beginning of period                          136          131       134          126       132         116
  Common stock issued                               2            1         4            3         6           4
  CMS Energy stockholders'
   contribution                                     -            -         -            3         -          12
                                                 ----         ----      ----         ----      ----        ----
    At end of period                              138          132       138          132       138         132
                                                 ----         ----      ----         ----      ----        ----
Retained Earnings
  At beginning of period                           77           65        52           30        47          21
  Net income (loss)                                (7)          (9)       37           44        52          62
  Common stock dividends
   declared                                       (10)          (9)      (29)         (27)      (39)        (36)
                                                 ----         ----      ----         ----      ----        ----
    At end of period                               60           47        60           47        60          47
                                                 ----         ----      ----         ----      ----        ----
Total Common Stockholders' Equity                $382         $363      $382         $363      $382        $363
                                                 ====         ====      ====         ====      ====        ====


The accompanying condensed notes are an integral part of these statements.


                            Consumers Gas Group
                  Condensed Notes to Financial Statements


These Financial Statements and their related Notes should be read along with the Financial Statements and Notes contained in the 1996 Form 10-K of CMS Energy Corporation that includes the Report of Independent Public Accountants, included and incorporated by reference herein.


1:   Corporate Structure

CMS Energy is the parent holding company of Consumers and Enterprises. Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. For further information regarding the business of CMS Energy, see the CMS Energy Notes included and incorporated by reference herein.

CMS Energy has issued shares of Class G Common Stock. This class of common stock reflects the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage (collectively, Consumers Gas Group). For further information regarding the nature and issuance of the Class G Common Stock, see
CMS Energy's Note 5 included and incorporated by reference herein.


2:   Earnings Per Share and Dividends

Earnings (loss) per share for the three, nine and twelve month periods ended September 30, 1997 and September 30, 1996 reflect the performance of Consumers Gas Group. The Class G Common Stock has participated in earnings and dividends since its original issue date in July 1995. The earnings (loss) attributable to Class G Common Stock and the related amounts per share are computed by considering the weighted average number of shares of Class G Common Stock outstanding.

Earnings attributable to outstanding Class G Common Stock are equal to Consumers Gas Group's net income multiplied by a fraction; the numerator is the weighted average number of Outstanding Shares during the period, and the denominator is the weighted average number of Outstanding Shares and Retained Interest Shares during the period. The earnings attributable to Class G Common Stock on a per share basis, for the nine months ended September 30, 1997 and 1996, are based on 24.65 percent and 23.67 percent of the income of Consumers Gas Group, respectively.

In February and May 1997, CMS Energy paid dividends of $.295 per share on Class G Common Stock. In August 1997, CMS Energy paid a dividend of $.31 per share on Class G Common Stock. In October 1997, the Board of
Directors declared a quarterly dividend of $.31 per share on Class G Common Stock to be paid in November 1997.


3:   Rate Matters

For information regarding rate matters directly affecting Consumers Gas Group, see the Gas Proceedings discussion in CMS Energy's Note 3 included and incorporated by reference herein.


4:   Short-Term and Long-Term Financings

Consumers' short-term and long-term financings are discussed in CMS Energy's Note 4 included and incorporated by reference herein.

Consumers generally manages its short-term financings on a centralized consolidated basis. The portion of receivables sold attributable to Consumers Gas Group at September 30, 1997 and 1996, is estimated by management to be $36 million and $28 million, respectively. Accounts receivable and accrued revenue in the balance sheets have been reduced to reflect receivables sold. The portions of short-term debt and receivables sold attributed to Consumers Gas Group reflect the high utilization of short-term borrowing to finance the purchase of gas for storage in the summer and fall periods. Management believes these allocations to be reasonable.


5:   Commitments and Contingencies

Capital Expenditures: Consumers Gas Group estimates capital expenditures, including new lease commitments, of $120 million for 1997 and 1998 and $115 million for 1999. These estimates include an attributed portion of Consumers' anticipated capital expenditures for common plant and equipment.

For further information regarding commitments and contingencies directly affecting Consumers Gas Group (including those involving former manufactured gas plant sites), see the Environmental Matters and Other discussions in CMS Energy's Note 7 included and incorporated by reference herein.


6:   Supplemental Cash Flow Information

For purposes of the Statement of Cash Flows, all highly liquid investments with an original maturity of three months or less are considered cash equivalents. Consumers Gas Group's other cash flow activities and non-cash investing and financing activities were:

                                                         In Millions
                           Nine Months Ended     Twelve Months Ended
September 30                     1997   1996         1997       1996

Cash transactions
  Interest paid
    (net of amounts capitalized)  $32    $29          $42        $39
  Income taxes paid
    (net of refunds)               33     29           37         27

Non-cash transactions
  Assets placed under
    capital lease                $  1   $  1         $  2       $  2
  Capital leases refinanced         -      -            -          9

                                                ARTHUR ANDERSEN LLP



    Report of Independent Public Accountants




To CMS Energy Corporation:

We have reviewed the accompanying balance sheets of CONSUMERS GAS GROUP (representing a business unit of Consumers Energy Company and its wholly-owned subsidiary, Michigan Gas Storage Company) as of September 30, 1997 and 1996, the related statements of income and common stockholders' equity for the three-month, nine-month and twelve-month periods then ended, and the related statements of cash flows for the nine-month and twelve-month periods then ended. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the balance sheet of Consumers Gas Group as of December 31, 1996, and the related statements of income, common stockholders' equity and cash flows for the year then ended (not presented herein), and, in our report dated January 24, 1997, we expressed an unqualified opinion on those statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 1996, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.


                                                                    Arthur
Andersen LLP


Detroit, Michigan,
     November 10, 1997.